Exhibit (d)(33)

GLENMEDE INVESTMENT MANAGEMENT LP

[                ], 2023

Kent E. Weaver, Jr.

President

The Glenmede Fund, Inc.

c/o Glenmede Investment Management LP

One Liberty Place

1650 Market Street, Suite 1200

Philadelphia, PA 19103-7391

Re:	The Glenmede Fund, Inc: Muni Enrichment Portfolio

Dear Mr. Weaver:

Pursuant to Investment Advisory Agreement between the Fund on behalf of the Muni Enrichment Portfolio (the “Portfolio”) and Glenmede Investment Management LP (the “Adviser”) dated [                ], 2023, the Adviser manages the investment and reinvestment of the Portfolio’s assets, for which the Portfolio does not pay a management fee. By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Adviser agrees that in order to improve the performance of the Portfolio, the Adviser shall, until future notice, but in no event terminating before February 28, 2025 reimburse expenses (other than, Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Portfolio’s total operating expenses (other than Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (excluding Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) of: 0.10% of the average daily net assets attributable to the Portfolio.

The Adviser acknowledges that it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

Glenmede Investment Management LP

By: Gatepost Partners, LLC, its General Partner

By:
Title: Director

Your signature below acknowledges acceptance of this Agreement:

By:
Kent E. Weaver, Jr.
President
The Glenmede Fund, Inc.